Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:53 02-Mar-07
Number	2096S

RNS Number:2096S
Fiberweb Plc
02 March 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation:

The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.):

Goldman, Sachs & Co. & Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

27 FEBRUARY 2007

6. Date on which issuer notified:

01 MARCH 2007

7. Threshold(s) that is/are crossed or reached: 10 %

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering	Resulting situation after the triggering transaction

transaction							
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect
GB00B1FMH067	12,582,619	10.28%		12,062,839	162,859	9.85%	0.13%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,225,698	9.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 1,756,067 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 162,859 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,306,772 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A
14. Contact name: Joanne Wall
15. Contact telephone number: 020 7051 1704

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:11 06-Mar-07
Number	3952S

RNS Number:3952S
Fiberweb Plc
06 March 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached -

An event changing the breakdown of voting rights -

Other (please specify):________________ -

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co. & Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 01 MARCH 2007

6. Date on which issuer notified: 05 MARCH 2007
-
7. Threshold(s) that is/are crossed or reached: 10 %

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indire
GB00B1FMH067	12,225,698	9.99%		12,096,501	162,859	9.88%	0.13%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-				

Total (A+B)

Number of voting rights	% of voting rights
12,259,360	10.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 1,784,703 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 162,859 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,311,798 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A
14. Contact name: Joanne Wall
15. Contact telephone number: 020 7051 1704

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549
United States of America

19 March 2007

Ladies and Gentlemen:

Re: Fiberweb plc (formerly Fiberweb Limited)
<u>Rule 12g3-2(b) Exemption File No. 8235043</u>

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8597 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully

For and on behalf of
FIBERWEB PLC

E. Palmer

pp. ______________________

Lucille Dolor
Company Secretary

ANNEX A

FIBERWEB PLC
19 March 2007

FIBERWEB PLC

Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission

Date	**Announcement**
1 March 2007	Notification of Major Interests
2 March 2007	Notification of Major Interests
6 March 2007	Notification of Major Interests
6 March 2007	Notification of Major Interests
6 March 2007	Notification of Major Interests
8 March 2007	Notification of Major Interests
9 March 2007	Notification of Major Interests
12 March 2007	Notification of Major Interests
12 March 2007	Notification of Major Interests
13 March 2007	Notification of Major Interests
14 March 2007	Notification of Major Interests
16 March 2007	Notification of Major Interests

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com

and on the Fiberweb plc website at www.fiberweb.com

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	16:52 01-Mar-07
Number	1710S

RNS Number:1710S
Fiberweb Plc
01 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if different from 3.) (iv):

Barclays Bank Trust Company Ltd

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):

26 February 07

6. Date on which issuer notified:

27 February 07

7. Threshold(s) that is/are crossed or reached:

8% to 9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH067	9,851,180	9,851,180

Resulting situation after the triggering transaction (viii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect(xi)	Direct	Indirect
GB00B1FMH067	11,039,310	0	11,039,310	0.00	9.02

B: Financial Instruments

Resulting situation after the triggering transaction (xiii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
11,039,310	9.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Bank Trust Company Ltd

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Ltd

Proxy Voting

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Geoff Smith

15. Contact telephone number:

020 7116 2913

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	12:27 06-Mar-07
Number	4141S

RNS Number:4141S
Fiberweb Plc
06 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc Ord 5p

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

5/3/2007

6. Date on which issuer notified:

6/3/2007

7. Threshold(s) that is/are crossed or reached:

9% to 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH067	12,225,386	12,225,386

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B1FMH067			12,638,087		10.322%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-				

Total (A+B)

Number of voting rights	% of voting rights
12,638,087	10.322%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Ltd 12,564,586 10.26%

Schroder & Co Ltd 73,501 0.06%

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

The shares referred to in Section 9 are held in proftolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name:

15. Contact telephone number:

....

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Schroder Plc

Contact address (registered office for legal entities):

31 Gresham Street

London EC2V 7QA

Phone number:

020 7658 2521

Other useful information (at least legal representative for legal persons):

Andrea Rowe

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RNS Number:0956T
Fiberweb Plc
16 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please state Yes/No): (x)

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if different from 3.) (iv):

Barclays Bank Trust company Ltd

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

14 March 07

6. Date on which issuer notified:

15 March 07

7. Threshold(s) that is/are crossed or reached:

9% to 8%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH067	11,115,262	10,514,506

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B1FMH067	10,514,506	10,514,506	10,514,506	0	8.59%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,514,506	8.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Bank Trust company Ltd

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Geoff Smith

15. Contact telephone number:

020 7116 2913

red to in DTR5.2 and DTR5.3

END

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:11 08-Mar-07
Number	5821S

SEC MAIL PROCESSING SECTION RECEIVED MAR 2 3 2007 WASH. D.C. 151

RNS Number:5821S
Fiberweb Plc
08 March 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):_

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co. & Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 05 MARCH 2007

6. Date on which issuer notified: 07 MARCH 2007

7. Threshold(s) that is/are crossed or reached: 10 %

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting	Number of shares	Number of voting rights ix	% of voting rights

		Rights viii	Direct	Direct x	Indirect xi	Direct	Indirec
GB00B1FMH067	12,235,048	9.99%		12,220,394	61,859	9.98%	0.05%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,282,253	10.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 1,784,703 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 61,859 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,435,691 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A
14. Contact name: Joanne Wall
15. Contact telephone number: 020 7051 1704

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:26 06-Mar-07
Number	4253S

RNS Number:4253S
Fiberweb Plc
06 March 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):________________________________

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co. & Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 02 MARCH 2007

6. Date on which issuer notified: 06 MARCH 2007

7. Threshold(s) that is/are crossed or reached: 10 %

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
if possible using the	Number of	Number	Number	Number of voting rights	% of voting

ISIN CODE	Shares	of Voting Rights viii	of shares Direct	ix Direct x	Indirect xi	rights Direct	Indir
GB00B1FMH067	12,259,360	10.01%		12,072,189	162,859	9.86%	0.13

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,235,048	9.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 1,784,703 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 162,859 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,287,486 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A
14. Contact name: Joanne Wall
15. Contact telephone number: 020 7051 1704

END

Close

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:36 13-Mar-07
Number	8682S

RNS Number:8682S
Fiberweb Plc
13 March 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Fiberweb Plc Ord 5p

2. Reason for the notification (please tick the appropriate box or boxes) x

An acquisition or disposal of voting rights -

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached -

An event changing the breakdown of voting rights -

Other (please specify): Initial notification as per regulatory requirement -

3. Full name of person(s) subject to the notification obligation: Schroders plc

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 12/03/2007

6. Date on which issuer notified: 13/03/2007

7. Threshold(s) that is/are crossed or reached: From 10% - 11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indir
Ordinary GB00B1FMH067	12,638,087	12,638,087	N/A	N/A	14,168,087	N/A	11.5

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-				

Total (A+B)

Number of voting rights	% of voting rights
14,168,087	11.571%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Schroder Investment Management Limited	14,094,586	11.51%
Schroder &Co Limited	73,501	0.060%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

The Shares referred to in section 9 are held in portfolios manages by those firmson a discretionary bases for clients under investment management agreements.

14. Contact name:

15. Contact telephone number:

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Schroder Plc
Contact address (registered office for legal entities)	31 Gresham Street London EC2V 7QA
Phone number	020 7658 2521
Other useful information (at least legal representative for legal persons)	Andrea Rowe

B: Identity of the notifier, if applicable xvii

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

END

Close

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	12:20 14-Mar-07
Number	9439S

RNS Number: 9439S
Fiberweb Plc
14 March 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Fiberweb Plc Ord 5p

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Initial notification as per regulatory

3. Full name of person(s) subject to the notification obligation: Schroders plc

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 13/03/2007

6. Date on which issuer notified: 14/03/2007

7. Threshold(s) that is/are crossed or reached: From 11% - 12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indir

Ordinary GB00B1FMH067	14,168,087	14,168,087	N/A	N/A	14,713,087	N/A	12.0

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-				

Total (A+B)

Number of voting rights	% of voting rights
14,713,087	12.017%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Schroder Investment Management Limited	14,639,586	11.96%
Schroder &Co Limited	73,501	0.060%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: The Shares referred to in section 9 are held in portfolios manages by those firms on a discretionary bases for clients under investment management agreements.

14. Contact name:

15. Contact telephone number:

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Schroder Plc
Contact address (registered office for legal entities)	31 Gresham Street London EC2V 7QA
Phone number	020 7658 2521
Other useful information (at least legal representative for legal persons)	Andrea Rowe

B: Identity of the notifier, if applicable xvii

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

This information is provided by RNS

The company news service from the London Stock Exchange

END

Close

Select	Type	Date	Description
	363s	01/03/2007	RETURN MADE UP TO 22/01/07; BULK LIST AVAILABLE SEPARATELY; MEM REGISTER ADDRESS CHANGE
	RES13	23/11/2006	TERMS OF SA APPROVED 15/11/06
	SA	23/11/2006	SHARES AGREEMENT OTC
	88(2)R	23/11/2006	AD 15/11/06--------- £ SI 57778925@.05=2888946 £ IC 279454/3168400
	88(2)R	23/11/2006	AD 16/11/06-16/11/06 £ SI 59072366@.05=2953618 £ IC 3168400/6122018
	RES13	13/11/2006	SHARE MATCHING PLAN 26/09/06
	225	24/10/2006	ACC. REF. DATE SHORTENED FROM 31/01/07 TO 31/12/06
	288a	11/10/2006	DIRECTOR APPOINTED
	288a	25/09/2006	DIRECTOR APPOINTED
	CERT5	18/09/2006	CERTIFICATE OF REREGISTRATION FROM PRIVATE TO PLC
	MAR	18/09/2006	REREGISTRATION MEMORANDUM AND ARTICLES
	BS	18/09/2006	BALANCE SHEET
	AUDR	18/09/2006	AUDITORS' REPORT
	AUDS	18/09/2006	AUDITORS' STATEMENT
	43(3)e	18/09/2006	DECLARATION ON REREGISTRATION FROM PRIVATE TO PLC
	43(3)	18/09/2006	APPLICATION FOR REREGISTRATION FROM PRIVATE TO PLC
	RES01	18/09/2006	DISAPP PRE-EMPT RIGHTS 14/09/06; REREG PRI-PLC 14/09/06; ADOPT ARTICLES 14/09/06
	SA	22/09/2006	SHARES AGREEMENT OTC
	88(2)R	22/09/2006	AD 07/09/06--------- £ SI 5588944@.05=279447 £ IC 7/279454
	123	22/09/2006	NC INC ALREADY ADJUSTED 07/09/06
	RES04	22/09/2006	SUBDIVISION 07/09/06; AUTH ALLOT OF SECURITY 07/09/06 ; £ NC 07/09/06
	88(2)R	19/09/2006	AD 07/09/06--------- £ SI 100@.05=5 £ IC 2/7
	122	19/09/2006	S-DIV 07/09/06
	288a	13/09/2006	DIRECTOR APPOINTED
	288a	11/09/2006	DIRECTOR APPOINTED
	287	16/08/2006	REGISTERED OFFICE CHANGED ON

		16/08/06 FROM: 7TH FLOOR 20 BALDERTON STREET LONDON W1K 6TL
288b	16/08/2006	DIRECTOR RESIGNED
288b	16/08/2006	DIRECTOR RESIGNED
288a	16/08/2006	DIRECTOR APPOINTED
288a	16/08/2006	DIRECTOR APPOINTED
288a	12/04/2006	SECRETARY APPOINTED
288a	12/04/2006	DIRECTOR APPOINTED
288a	12/04/2006	DIRECTOR APPOINTED
RES01	10/04/2006	ADOPT ARTICLES 03/04/06
288b	10/04/2006	DIRECTOR RESIGNED
288b	10/04/2006	DIRECTOR RESIGNED
288b	10/04/2006	SECRETARY RESIGNED
287	10/04/2006	REGISTERED OFFICE CHANGED ON 10/04/06 FROM: 2 LAMBS PASSAGE LONDON EC1Y 8BB
288a	20/03/2006	DIRECTOR APPOINTED
MEM/ARTS	16/03/2006	MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION
CERTNM	08/03/2006	COMPANY NAME CHANGED TRUSHELFCO (NO.3193) LIMITED CERTIFICATE ISSUED ON 08/03/06; RESOLUTION PASSED ON 08/03/06
288a	10/03/2006	DIRECTOR APPOINTED
288b	10/03/2006	DIRECTOR RESIGNED
288b	10/03/2006	DIRECTOR RESIGNED
NEWINC	22/01/2006	INCORPORATION DOCUMENTS CERTIFICATE OF INCORPORATION STATEMENT OF DIRECTORS & REGISTERED OFFICE DECLARATION OF COMPLIANCE MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:33 12-Mar-07
Number	7461S

RNS Number:7461S
Fiberweb Plc
12 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (x)

Revised due to DTR rules. See Section 13.

3. Full name of person(s) subject to the notification obligation (iii):

Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3.) (iv):

See attached schedule

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

Revised due to DTR rules.

6. Date on which issuer notified:

9 March 2007

7. Threshold(s) that is/are crossed or reached:

NA

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ISIN GB00BIFMH067	4,055,496	4,055,496

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
			4,055,496		4,055,496

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
4,055,496	3.31%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Fidelity International Limited (FIL) is the parent holding company for various

direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

Shares held	Nominee	Management Co
3,573,558	JP Morgan, Bournemouth	FISL
481,938	JP Morgan, Bournemouth	FII

Proxy Voting:

10. Name of the proxy holder:

Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold:

NA

12. Date on which proxy holder will cease to hold voting rights:

NA

13. Additional information:

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. For this issuer FMR Corp currently has no holdings. Please note these holdings are correct as of close of business 7 March 2007.

14. Contact name:

Sophie Hughes

15. Contact telephone number:

Fil-regulatoryreporting@uk.fd-intl.com

This information is provided by RNS

The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:36 12-Mar-07
Number	7462S

RNS Number:7462S
Fiberweb Plc
12 March 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):________________

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co. & Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 07 MARCH 2007

6. Date on which issuer notified: 09 MARCH 2007

7. Threshold(s) that is/are crossed or reached: 10 %

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indire
GB00B1FMH067	12,282,253	10.03%		12,032,734	61,859	9.83%	0.05

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,094,593	9.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 1,997,637 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 61,859 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,035,097 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Joanne Wall

15. Contact telephone number: 020 7051 1704

END

Close

SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date
March 9, 2007

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published March 6, 2007.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
March 6, 2007	Press Release	Skanska sells retail properties for SEK 155 M, with a gain of SEK 64 M	law and by the listing agreement with Stockholm Stock Exchange

Press Release

March 6, 2007

Skanska sells retail properties for SEK 155 M, with a gain of SEK 64 M

Skanska is selling the retail properties Stenalyckan 3 in Halmstad and Avtalet 13 in Lund, Sweden for SEK 155 M to Danish Ejendomsvaekst. The gain amounts to SEK 64 M and is being reported in the first quarter of 2007. The new property owner will take over ownership during the second quarter.

The Stenalyckan 3 property is the second stage of Skanska's share in the development of the Stenalycken commercial site in Halmstad. The building, which comprises 7,000 square meters of volume retailing space, is under construction and will be completed this summer.

Among other tenants, leases were signed at an early stage of the project with Expert, Cervera and Jula. In conjunction with the completion of the second stage, Skanska has developed a total of 12,000 square meters of retail space at Stenalyckan's commercial site.

The property in Lund was completed during the autumn of 2006 and was part of the third stage of the Pilsåker commercial center. The tenants are Sova and JME Data.

"We are very satisfied to again transact business with Skanska since it's newly produced commercial properties fit well in our property portfolio," says Jørgen Haugland, director at Ejendomsvaekst.

"The properties are a good example of successful project development in our volume retail niche. Both properties are fully leased already at the completion and, consequently, are attractive for the investment market," says Cecilia Fasth, President of Skanska Properties Gothenburg. "From Skanska's perspective, the project is completed. Therefore, in accordance with our strategy, we chose to sell now."

Skanska Commercial Development Nordic Region initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:17 09-Mar-07
Number	6671S

RNS Number:6671S
Fiberweb Plc
09 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (x)

Initial Notification of Major Interest due to change of thresholds as per Transparency Directive - DTR 5.1.2.

3. Full name of person(s) subject to the notification obligation (iii):

F & C Asset Management Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

See box 9 below

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

NA

6. Date on which issuer notified:

8.3.2007

7. Threshold(s) that is/are crossed or reached:

11%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
G8000BIFMH067	14,154,019	14,154,019

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	14,154,019	-	14,154,019	-	11.56%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-				

Total (A+B)

Number of voting rights	% of voting rights
14,154,019	11.56%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Client	No of Voting Rights	% of total Voting rights	Registered name

FPP UK Equity Fund	5,931,628	4.84	HSBC GS Nominees Ltd

Proxy Voting:

10. Name of the proxy holder

F& C Asset Management Plc

11. Number of voting rights proxy holder will cease to hold

NA

12. Date on which proxy holder will cease to hold voting rights:

NA

13. Additional information:

....

14. Contact name:

Peter Fraser, F&C Asset Management plc

15. Contact telephone number:

0131 718 1051

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close